
06013625

9 May 2006

TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.


PROCESSING
SECTION
RECEIVED
MAY 17 2006
152
SEC MAIL
WASH, DC

5/23

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company: Severn Trent Plc	
2.	Name of scheme: Severn Trent (Executive) Share Option Scheme	
3.	Period of return:	From 1 November 2005 to 30 April 2006
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	636,937
5.	Number of shares issued/allotted under scheme during period:	262,737
6.	Balance under scheme not yet issued/allotted at end of period	374,200
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	397,312 Ordinary Shares of 65 $^{5/19}$ pence each Date of Grant of Listing – 2 June 2003 400,000 Ordinary Shares of 65 $^{5/19}$ pence each Date of Grant of Listing – 23 August 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records

348,150,278 Ordinary Shares of 65 5/19 pence each

Contact for queries:	Address:
Name: David Chettle	2297 Coventry Road, Birmingham, B26 3PU
Telephone: 0121 722 4543	

Person making return

Name: Fiona B Smith

Position: Group General Counsel and Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company: Severn Trent Plc	
2.	Name of scheme: Severn Trent Sharesave Scheme	
3.	Period of return:	From 1 November 2005 to 30 April 2006
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,103,771
5.	Number of shares issued/allotted under scheme during period:	82,654
6.	Balance under scheme not yet issued/allotted at end of period	1,021,117
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1,442,986 Ordinary Shares of 65 $^{5/19}$ pence each Date of Grant of Listing – 20 July 2004 1,000,000 Ordinary Shares of 65 $^{5/19}$ pence each Date of Grant of Listing – 23 August 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records

348,150,278 Ordinary Shares of 65 5/19 pence each

Contact for queries:	Address:
Name: David Chettle	2297 Coventry Road, Birmingham, B26 3PU
Telephone: 0121 722 4543	

Person making return:

Name: Fiona B Smith

Position: Group General Counsel and Company Secretary